UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-138916

SABINE PASS LNG, L.P.
(Exact name of registrant as specified in its charter)

700 Milam Street, Suite 1900 Houston, Texas 77002 (713) 375-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.50% Senior Secured Notes due 2016
6.50% Senior Secured Notes due 2020
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Sabine Pass LNG, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SABINE PASS LNG, L.P

	By:	SABINE PASS LNG-GP, LLC,
its general partner

Date: December 5, 2016	By:	/s/ Michael J. Wortley
	Name:	Michael J. Wortley
	Title:	Chief Financial Officer